Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br
Phone: +55 61 3429-5600

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: +55 61 3429-5673

      Telemig achieves outstanding market share in the Triângulo Mineiro Region

Telemig Celular S.A., the wireless telecommunication service provider in the State of Minas Gerais in Brazil, informs that, by the end of July 2005, it has reached a 5.2% market share, or 36,517 clients, in the area which includes cities of Triângulo Mineiro, Alto Parnaíba and Middle East region of the State of Minas Gerais (Sector 3 – E Band). Telemig Celular started operating in this area on May 30, 2005 and the achievement of this market share after only two months of operations is seen as extremely positive by the Company, since it is the fourth wireless telecom provider operating in the area. Among other reasons, Telemig believes that this outstanding attainment results from the fact of providing the broadest coverage in the region, reaching over 70 locations, as well as parts of highways, fully using GSM Edge technology, surpassing all of its competitors.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.